Exhibit 99.4

1150 – 355 Burrard Street
Vancouver, British Columbia
V6C 2G8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders (the “Meeting”) of Lithium Americas Corp. (the “Company”) will be held on Thursday, June 21, 2018 at 11:00 a.m. (Eastern Standard Time), at Chapel Street Room – The Beekman Hotel, 123 Nassau Street, New York, New York, for the following purposes:

1.	to receive the audited consolidated financial statements for the year ended December 31, 2017, together with the auditor’s report thereon;
2.	to set the number of directors at ten (10) for the ensuing year;
3.	to elect ten (10) directors for the ensuing year;
4.

to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor; and

5.	to transact such other business as may properly be put before the Meeting.

The Board of Directors has fixed the close of business on Monday, May 7, 2018 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof (the “Record Date”). Only shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A management proxy circular and form of proxy (the “Meeting Materials”) accompany this notice of meeting and form part of this notice.

This year, as described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the Meeting Materials to shareholders by posting the Meeting Materials on its website (www.lithiumamericas.com). The use of this alternative means of delivery is more environmentally friendly as it will help to reduce paper use and it will also reduce the Company’s printing and mailing costs. The Meeting Materials will be available on the Company’s website as of Tuesday, May 22, 2018, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com as of Tuesday, May 22, 2018.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Company by calling toll-free in North America at 1-844-221-7982, or by email at info@lithiumamericas.com. Meeting Materials will be posted to such shareholders at no cost to them within three (3) business days of the request, if such request is made before the Meeting.

A registered shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s Common Shares will be voted at the Meeting is requested to complete, date and execute the enclosed form of proxy and deliver it to Computershare Investor Services Inc. (“Computershare”) in accordance with the instructions set out in the form of proxy and in the Circular. If a shareholder does not deliver a proxy to Computershare by 11:00 a.m. (Eastern Standard Time) on Tuesday, June 19, 2018 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting at which the proxy is to be used, then the shareholder will not be entitled to vote at the Meeting by proxy.  Late proxies may be accepted or rejected by the Chairman of the Meeting by waiving the deadline in his sole discretion.

Non-registered shareholders (beneficial owners) should complete and return the voting instruction form or proxy provided to them by their broker or other intermediary in accordance with the specific instructions, and by the deadline specified therein.

DATED at Vancouver, British Columbia, the 14th day of May, 2018.

ON BEHALF OF THE BOARD

“Thomas Hodgson”

Thomas Hodgson

Chief Executive Officer and Director

Notice of Meeting

Important Notice Regarding the Availability of Proxy Materials for Lithium Americas Corp.’s Annual General Meeting of Shareholders to be held on Thursday, June 21, 2018 at 11:00 a.m. (Eastern Standard Time), at Chapel Street Room – The Beekman Hotel, 123 Nassau Street, New York, New York

You are receiving this notice to advise you that the information circular (the “Information Circular”) and proxy materials relating to the above noted securityholders’ meeting are being provided to you on the Internet.  This communication presents only an overview of the more complete proxy materials that are available to you on the Internet.  We remind you to access and review all of the important information contained in the Information Circular and other proxy materials before voting.  The Information Circular and other relevant materials are available at:

www.lithiumamericas.com/investors/agm-materials

OR

www.sedar.com

Obtaining a Copy of the Proxy Materials

If you would like to receive a paper copy of the current meeting materials (the “Meeting Materials”) by mail, you must request one.  There is no charge to you for requesting a copy.

Call us Toll Free at 1-844-221-7982 within North America to request a paper copy of the Meeting Materials for the current meeting.

To ensure you receive the Meeting Materials in advance of the voting deadline and meeting date, all requests must be received by us no later than 10 business days before the meeting to ensure timely receipt.  If you do request a paper copy of the Meeting Materials, please note that another Proxy/Voting Instruction Form will not be sent; please retain your current one for voting purposes.

To obtain paper copies of the Meeting Materials after the meeting date, please contact Natalie Whiteway-Wilkinson by toll free telephone in North America at 1-844-221-7982 or by email at info@lithiumamericas.com.

Securityholder Meeting Notice

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE.  To vote your securities you must vote by telephone or by mailing the enclosed Proxy/Voting Instruction Form for receipt before 11:00am (Eastern Standard Time) on Tuesday, June 19, 2018 using the enclosed Business Reply Envelope.  Beneficial holders are asked to return their Voting Instruction Forms in accordance with the instructions contained therein at least one business day in advance of the proxy deposit date noted on the Voting Instruction Form.

The resolutions to be voted on at the meeting are listed below along with the sections within the Information Circular (if applicable) where disclosure regarding the matter can be found.

1.	To receive the audited consolidated financial statements for the year ended December 31, 2017, together with the auditor’s report thereon.
2.	To set the number of directors at ten (10) for the ensuing year. See under the heading “Number of Directors” in the Information Circular.
3.	To elect ten (10) directors for the ensuing year. See under the heading “Election Of Directors” in the Information Circular.
4.

To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor. See under the heading “Appointment of Auditors” in the Information Circular.

Shareholders with questions about notice and access can contact Natalie Whiteway-Wilkinson by toll free telephone in North America at 1-844-221-7982 or by email at info@lithiumamericas.com.